UNITED STATES
                       SECURITIES AND EXCHANGE
                             COMMISSION
                       Washington, D.C. 20549
                      ------------------------

                             FORM 11-K
                      -----------------------


(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

             For the fiscal year ended December 31, 2008

                                 OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the transition period from ____________ to ________________

                    Commission File Number 33-26115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PATRIOT TRANSPORTATION HOLDING, INC.
                PROFIT SHARING AND DEFERRED EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Patriot Transportation Holding, Inc.
                    501 Riverside Avenue, Suite 500
                      Jacksonville, Florida 32202

----------------------------------------------------------------------

                          TABLE OF CONTENTS
      	                                                      Page(s)
Report of Independent Registered Public Accounting Firm 	2

Financial Statements

Statements of Net Assets Available for Benefits	                3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements 	                             5-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 12

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Savannah, Georgia
June 22, 2009

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
_______________________________________________________________________


                                               	2008	      2007
                                                ----          ----
ASSETS
Investments, at fair value
	Investments 	                   $ 20,705,159	  $ 27,062,954
	Participant loans	              1,394,988	     1,473,251
                                           ------------   ------------
	Total investments, at fair value     22,100,147	    28,536,205
                                           ------------   ------------
Contributions receivable
	Employer 	                          3,809	        15,651
	Employee	                         13,404	        38,289
                                           ------------   ------------
	Total contributions receivable	         17,213         53,940
                                           ------------   ------------
Net assets available for benefits at
fair value	                             22,117,360     28,590,145

Adjustment from fair value to contract
value for fully benefit-responsive contracts	 (2,020)	(8,750)
                                             -----------    -----------
Net assets available for benefits	   $ 22,115,340	   $ 28,581,395
                                           =============   ============

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
______________________________________________________________________

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions
    Employer 	                                       $    836,909
    Employee 	                                          2,042,649
    Rollovers	                                            296,998
                                                       ------------
	Total contributions 	                          3,176,556
                                                       ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants  	                       $ (4,600,790)
Administrative expenses	                                       (213)
                                                       -------------
               				                 (4,601,003)
                                                       -------------
Investment income (loss)
    Dividend and interest income	                    532,836
    Net depreciation in fair value of investments 	 (5,678,475)
    Other income - loan interest	                    104,031
                                                       -------------
	Total investment loss	                         (5,041,608)
                                                       -------------
	Total deductions 	                         (9,642,611)
                                                       -------------

Net decrease	       	                                 (6,466,055)

Net assets available for benefits
    Beginning of year	                                 28,581,395
                                                      -------------
    End of year	                                      $  22,115,340
                                                      =============

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
___________________________________________________________________

1.  Description of the Plan

The following description of the Patriot Transportation Holding, Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan available to all eligible employees of the Company, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution or other qualified plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2007 or 2008 Plan years.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, common/collective trust, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Retirement Stable Asset Fund.

Vesting
Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
___________________________________________________________________________

Vesting (cont.)
Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined under the following schedules based on years of service.

                          Matching Contributions

			                               Vested
	Years of Service	                     Percentage

	Less than 1	                                  0%
		1	                                 20%
		2	                                 40%
		3	                                 60%
		4	                                 80%
		5	                                100%


                        Profit Sharing Contributions

  			                                Vested
	Years of Service	                      Percentage

	Less than 3	                                  0%
		3	                                 20%
		4	                                 40%
		5	                                 60%
		6	                                 80%
		7	                                100%

Payment of Benefits
On termination of employment, death or disability of a participant, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts
The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $117,294 and $121,900 at December 31, 2008 and 2007, respectively. $121,900 was reallocated to eligible participants in 2008.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
____________________________________________________________________

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance. Loan terms are limited to five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
Investments are carried at fair value.

The Plan accounts for investment contracts in accordance with the Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares held by the Plan at year-end. The fair value of the underlying assets of the common/collective trust fund is based upon the fair value of the underlying assets of the trust according to the Trustee's valuation. The contract value of participation units owned in the common/collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Loans to participants are recorded at the unpaid balance of the individual loans as of year-end, which approximate fair value.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
_________________________________________________________________________

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Recent Accounting Pronouncements
As of January 1, 2008, the Plan has adopted SFAS 157, Fair Value
Measurements (see note 5 Fair Value Measurement). There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

3. Investments

Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

	                                           2008	    2007
                                                   ----     ----

STI Classic Prime Quality Money Market Fund  $  8,877,206  $  9,269,613
T. Rowe Price Growth Stock Fund-R	        1,134,212     2,353,436
Vanguard 500 Index Signal	                1,268,531     2,452,000
SunTrust Retirement Stable Asset Fund	        1,642,938**   1,671,418**
Participant Loans	                        1,394,988     1,473,251
Longleaf Partners Fund	                             *	      1,449,894
Patriot Transportation Holding, Inc. Common Stock    *	      1,447,556

 *Investment did not represent 5% or more of Plan's net assets at the respective year end

 **SunTrust  Stable Asset Fund is shown at fair value.  The contract value is $1,640,918 at
         December 31, 2008.

During 2008 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

        Common stock	                     $  (456,704)
        Mutual funds	                      (5,273,358)
        Common/collective trust	                  51,587
                                             -----------
        Net depreciation in fair value of
        investments	                    $ (5,678,475)

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
__________________________________________________________________

4. Investment Contracts

The Plan, through the SunTrust Stable Value Fund (the Fund), holds investments in fixed income securities, which consist of common collective trusts, short-term securities and bonds. The Fund is considered a traditional GIC, Guaranteed Investment Contract, as the participants hold interests in shares of the fund and not in the underlying assets. The Fund enters into guaranteed investment contracts
(GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time.

The Fund earns interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.

The crediting yield earned by the participants at December 31, 2008 was 3.46% and the average yield of the underlying assets at December 31, 2008 was 3.98%.

In certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events may include termination of the Plan or a material adverse change to the provisions of the Plan. Based upon experience to date, the Company does not believe the events described above are probable of occurring.

5.  Fair Value Measurement

As of January 1, 2008 the Plan adopted SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level
1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

      * Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

      * Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

      * Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
________________________________________________________________________

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

                 Investment assets at Fair Value as of December 31, 2008
                 -------------------------------------------------------
                    Level 1       Level 2       Level 3       Total
                 -------------------------------------------------------

Assets:
Money market      $ 8,877,206    $        -   $      -    $ 8,877,206
Mutual funds        8,532,626             -          -      8,532,626
Common stock        1,652,389             -          -      1,652,389
Collective
  investment trusts         -     1,642,938          -      1,642,938
Participant loans           -     1,394,988          -      1,394,988
                  -----------    ----------   ---------   -----------
Totals assets     $19,062,221    $3,037,926  $       -    $22,100,147
                  ===========    ==========  ==========   ===========

6. Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income. Additionally, the plan holds an investment in the common stock of the sponsor.

7. Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

8. Income Tax Status

The prototype Plan, adopted by the Company, obtained its latest determination letter on August 26, 2002, in which the Internal Revenue Service stated that the prototype Plan, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9. Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
_________________________________________________________________________

Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Vulcan Materials Company common stock and contributions receivable. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

10.  Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., a related party to the plan sponsor. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

11. Subsequent Event

In September 2008, it was discovered that the Plan's third party Administrator had failed to administer some of the mandatory distributions of small balances from participants who terminated between 2001 and 2006, as required by the plan document. In 2009 the sponsor will direct the third party Administrator to begin the distribution process for these effected participants.

The Plan was amended effective July 1, 2009 to change the manner in which the Employer pays for Plan administrative expenses that are attributable to a particular plan participant.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
_______________________________________________________________________

                                  Description of investment
                                  including maturity date, rate
Identity of issue borrower        of interest, collateral, par or
Current
or similar party                       maturity date	   Cost **
value
------------------------------------------------------------------------

*STI Classic Prime Quality
  Money Market TSU-PMM	                 Money Market      $ 8,877,206

*Vulcan Materials Co Common Stock        Common Stock	       607,494
*Patriot Transportation Common
  Stock	                                 Common Stock	     1,044,895

 T. Rowe Price Growth Stock Fund - R     Mutual Fund	     1,134,212
 Vanguard 500 Index Signal	         Mutual Fund	     1,268,531
 T. Rowe Price Capital Appreciation      Mutual Fund	       601,553
 Longleaf Partners Fund	                 Mutual Fund	       499,449
 T. Rowe Price Retirement 2010 Fund - R	 Mutual Fund	       191,050
 T. Rowe Price New Horizon	         Mutual Fund	       264,405
 T. Rowe Price Retirement 2020 Fund - R	 Mutual Fund	       314,139
 Chase Growth fund	                 Mutual Fund	       588,705
 T. Rowe Price US Treasury Intermediate	 Mutual Fund	       448,666
 T. Rowe Price Retirement 2030 Fund - R	 Mutual Fund	       870,178
 T. Rowe Price Retirement 2040 Fund - R	 Mutual Fund	       502,380
 T. Rowe Price Equity Income Fund A	 Mutual Fund	       268,246
 Federated Capital Appreciation Fund - A Mutual Fund	        10,474
 American Century Inflat-Adj Bond Adv	 Mutual Fund	       237,698
 Ridgeworth Investment Grade Bond I	 Mutual Fund	       191,174
 Federated Mid Cap Index IS	         Mutual Fund	       685,369
 AllianceBernstein International
     Growth A	                         Mutual Fund	       305,059
 AllianceBernstein International
     Value A	                         Mutual Fund	        29,409
 Janus Adviser Small Company Value CI S	 Mutual Fund	       121,929

*SunTrust Retirement Stable Asset Fund	 Common/Collective
                                           Trust	     1,642,938
                                                            ----------
               		                                    20,705,159

*Participant loans	                 Loans with
                                         interest ranging
 	                                 from 5.00% to
                                         9.25%               1,394,988
                                                            ----------

               		                                  $ 22,100,147
                                                          ------------

 * Party-in-interest as defined by ERISA

 ** Cost not required for participant-directed investments

                                 SIGNATURES

        The  Plan.    Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            PATRIOT TRANSPORTATION HOLDING, INC.,
                            PROFIT SHARING AND DEFERRED
                            EARNINGS PLAN


                            By: /s/ John D. Milton, Jr.
                               ------------------------------
                               John D. Milton, Jr.
                               Vice President, Chief
                               Financial Officer, and Secretary
                               of Patriot Transportation Holding, Inc.
                                 (Principal Financial Officer)

                         EXHIBIT INDEX

Exhibit No.
-----------

23.1	Consent of Independent Registered Public Accounting Firm
	dated June 22, 2009